Exhibit 99.4

Consent of Independent Registered Chartered Accountants

We consent to the use in this Annual Report on Form 40-F of Orezone Resources Inc. and Subsidiaries of our report dated March 27, 2007 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to our consideration of internal control over financial reporting) relating to the consolidated financial statements of Orezone Resources Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Ottawa, Ontario, Canada

March 27, 2007